Mail Stop 3561

      December 20, 2005

Via U.S. Mail and Fax (011-44--20-7356-5520)
Mr. Hanif Lalani
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

	RE:	BT Group plc
		Form 20-F for the fiscal year ended March 31, 2005
		Filed June 1, 2005
		File Number 1-08819

Dear Mr. Lalani:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 20-F for the fiscal year ended March 31, 2005

Capital Resources, page 38

1. We note your disclosure that as of the balance sheet date, 4,498 million of debt fell due for repayment in the 2006 financial year. This contributed to a negative net current asset position
("negative working capital") of 2,165 million as of the balance sheet date. Please tell us and disclose how a negative working capital fits
Into your overall business plan and how long you expect the negative working capital condition to continue or how you plan to effect a change to this condition. Refer to Section IV of the Commission`s Interpretive Release on Management`s Discussion and Analysis of
Financial Condition and Results of Operation which is at http://www.sec.gov/rules/interp/33-8350.htm.

United States Generally Accepted Accounting Principles

2. Refer to your balance sheets on page 80. We note that the presentation of certain current assets and liabilities under UK
GAAP differs from US GAAP. Examples include "Debtors falling due after more than one year" and the current portion of unrecorded liabilities for pensions and derivative financial instruments. We also note your section, "Glossary of terms and US equivalents," on page 140.
Please present balance sheets under US GAAP or indicate the amount of Each material variation between an amount of a line item appearing in Your balance sheet and the amount determined under US GAAP and Regulation S-X. Refer to Instructions to Item 17(c)(2)(ii) and Item 18 of The Form 20-F.

3. Please provide a separate presentation of other comprehensive income and its components under US GAAP. We note your section, "Glossary of terms and US equivalents," on page 140.
4. To help understand the changes in stockholders` equity under U.S. GAAP, you are encouraged to include a roll forward of stockholders` equity under US GAAP. Additionally, disclose the number of shares authorized, issued, and in the treasury, as appropriate.

      Please respond to these comments via EDGAR within 10
Business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or In response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202)
551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384 if you have questions regarding comments on the financial
Statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director
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